BLACK UNICORN FACTORY

RE: WITHDRAWAL OF S1 FILING DUE TO ACCIDENTAL FILING.

      ASCENSION # 0001822415-22-000001

Dear S.W.C.,

We wish to completely withdraw out S1 filing/prospectus effective immediately.  Due to our lack of protocol, we inadvertently uploaded the draw in live filing without it actually being our offucial filing.  We may have uploaded family photos and Christmas party photos with our S1 by accident.  The S1 that was filed was a draft and it ias nowhere close to being finished.  We were only testing the system and accidentally uploaded an early draft with party photos by accident.

Please forgive our inexperience in the matter and please completely withdraw our S1 filing.

Bretz Summers,

VP. Public Relations.

5777 West Century Blvd, Suite 1110-106 Los Angeles, CA. 90045 555.543.5433 fax Ph: 310-362-6999, Info@blackunicornfactory.com